Filed Pursuant to Rule 433

Registration No. 333-266290

Issuer Free Writing Prospectus dated September 7, 2022

Relating to Preliminary Prospectus Supplement dated September 7, 2022

EQUIFAX INC.

Final Term Sheet

Summary of Terms

Issuer:	Equifax Inc. (the “Company”)

Trade Date:	September 7, 2022

Settlement Date (T+3):	September 12, 2022

Security:	5.100% Senior Notes due 2027 (the “Notes”)

Aggregate Principal Amount:	$750,000,000

Maturity Date:	December 15, 2027

Benchmark Treasury:	UST 3.125% due August 31, 2027

Benchmark Treasury Price / Yield:	98-29 / 3.365%

Spread to Benchmark Treasury:	T+ 175 bps

Yield to Maturity:	5.115%

Price to Public:	99.907% of the aggregate principal amount, plus accrued interest, if any, from September 12, 2022

Coupon (Interest Rate):	5.100%

Interest Payment Dates:	June 15 and December 15 of each year, beginning on June 15, 2023

Optional Redemption:	Prior to November 15, 2027 (one month prior to their maturity date), the Company may redeem the notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of the principal amount and rounded to three decimal places) equal to the greater of: (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on November 15, 2027) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points, less (b) interest accrued to the redemption date, and (2) 100% of the principal amount of the notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding the redemption date.

On or after November 15, 2027 (one month prior to their maturity date), the Company may redeem the notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Expected Ratings (Moody’s/S&P)*:	Baa2 / BBB

CUSIP/ISIN Numbers:	294429 AV7 / US294429AV70

Denominations:	$2,000 x $1,000

Joint Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC Mizuho Securities USA LLC Wells Fargo Securities, LLC Truist Securities, Inc.

Co-Managers:

Citigroup Global Markets Inc.

Citizens Capital Markets, Inc.

Fifth Third Securities, Inc.

HSBC Securities (USA) Inc.

PNC Capital Markets LLC

Regions Securities LLC

U.S. Bancorp Investments, Inc.

AmeriVet Securities, Inc.

Westpac Capital Markets LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Joint Book-Running Managers in this offering can arrange to send you the prospectus if you request it by calling BofA Securities, Inc. at 1-800-294-1322, J.P. Morgan Securities LLC at 1-212-834-4533, Mizuho Securities USA LLC at 1-866-271-7403, Truist Securities, Inc. at 1-800-685-4786 or Wells Fargo Securities, LLC at 1-800-645-3751.

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